SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 29, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(5561) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001-43
NIRE: 53 3 0000622 9

MATERIAL FACT

CREDIT OF INTEREST ON SHAREHOLDERS’ EQUITY

We hereby inform Brasil Telecom S.A.’s (“Company”) shareholders that the Board of Directors, on a meeting held on January 28, 2003, approved the credit of Interest on Shareholders’ Equity, relative to fiscal year 2003, in the total amount of up to R$246,200,000.00 (two hundred and forty six million, two hundred thousand reais), as pursuant to Article 9 of Law 9,249 of December 26, 1995 and to Comissão de Valores Mobiliários’ Deliberation 207/96.

I – Amount

The total amount of Interest on Shareholders’ Equity that the Company decided to credit on January, 2003 according to the Board of Directors deliberation, is R$120,000,000.00 (one hundred and twenty million reais), which corresponds to a gross amount of R$0.224270770 per one thousand shares and an amount net of income tax of R$0.190630155 per one thousand common and preferred shares.

Eventual changes in the amount that will be paid per one thousand shares may occur as pursuant to Article 16 of Comissão de Valores Mobiliários’ Instruction 10, issued on February 14, 1980, considering that, the Board of Directors approved a shares buyback program, on a meeting held on December 27, 2002.

II – Income Tax Withheld

Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders’ Equity, except to those shareholders proven to have fiscal exemption or differentiated taxation.

III – Date of Credit

The credit of Interest on Shareholders’ Equity, in the total amount of R$120,000,000.00, in the books of Brasil Telecom S.A., will occur on January 31, 2003.

IV – Date of Trading “ex-Interest on Shareholders’ Equity”

As of February 10, 2003, Brasil Telecom S.A.’s shares will trade “Ex-Interest on Shareholders’ Equity”, considering the shares deposited on February 7, 2003.

V – Information on the Payment and Credit of Dividends

Interest on Shareholders’ Equity may be accounted for as dividends and is subject to approval of the 2004 Ordinary General Shareholders’ Meeting – A.G.O., which will deliberate on the date of the payment.

VI – Proof of Tax Exemption or Differentiated Taxation

Shareholders exempted from income tax or differentiated taxation, according to the Brazilian tax legislation, shall prove such condition to the Custodian Bank – Banco Bradesco S.A., Departamento de Ações e Custódia, Prédio Amarelo, 2o Andar, Cidade de Deus, Vila Yara – zip code 06.029–900 – Osasco – SP – Brazil, until February 21, 2003.

Brasília (DF), January 29, 2003.

/s/ Carla Cico
Carla Cico
CEO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 29, 2003

BRASIL TELECOM S.A.

By: /s/ CARLA CICO
Name: Carla Cico
Title: President and Chief Executive Officer